ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

February 26, 2016	Adam M. Schlichtmann T +1 617 951 7114 F +1 617 235 7346 adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Century Capital Management Trust (the “Trust” or the “Registrant”) (Registration Nos. 333-86067 and 811-09561) Post Effective Amendment Number 36 to the Trust’s Registration Statement (the “Registration Statement”) on Form N-1A Filed on December 22, 2015, Pursuant to Rule 485(a) under the Securities Act of 1933, as Amended

Ladies and Gentlemen:

This letter provides the Trust’s responses to comments on the above-referenced amendment to the Registration Statement of the Trust, relating to the Century Shares Trust and the Century Small Cap Select Fund (the “Small Cap Fund”), each a series of the Trust, that Mr. Minore provided by telephone to Adam Schlichtmann and Stephen Adams on February 9, 2016. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

General Comments

1.
Please respond to all comments in writing and file the correspondence with the Securities and Exchange Commission (the “SEC”). Whenever a comment is made in one location, it should be considered applicable to similar disclosure found elsewhere. Please also include Tandy representations with your EDGAR correspondence regarding these comments.

Response: The requested representations are included below.

Prospectus

Century Shares Trust

2.	Please supplementally confirm that investments in underlying funds do not rise to a level that would require an “Acquired Fund Fees and Expenses” row in the fee table.

Response: The Fund confirms that the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more underlying funds are not expected to exceed 0.01 percent (one basis point) of average net assets of the Fund, and therefore, consistent with Instruction 3(f) to Item 3 of Form N-1A, the Fund does not intend to include a row in the fee table titled “Acquired Fund Fees and Expenses.”

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3.	If derivatives are used as part of the principal investment strategy, include relevant principal strategy and principal risk disclosure.

Response: The Fund does not, and has no current intention to, invest in derivative contracts.

Century Small Cap Select Fund

4.
Please revise the description of the Fund’s 80% policy included in the “Principal Investment Strategies” section of the Prospectus to clarify whether the test includes borrowings for investment purposes. Please also clarify whether the 80% policy is a fundamental policy, or whether the Fund had adopted a policy to provide the shareholders with at least 60 days prior notice to any change in this 80% policy, as required in Rule 35d-1.

Response: The requested changes have been made.

5.
We note that the Funds include a post office box as the Funds’ address for purchases and redemptions by mail. Please add disclosure to clarify what constitutes receipt by the Fund and please describe the risks in that arrangement.

Response: The Fund has added the following disclosure in response:

The Fund does not consider the U.S. Postal Service or other independent delivery services to be its agents. Therefore, deposits in the mail or with such services or receipt at the Fund’s post office box, for purchase orders or redemption requests, do not constitute receipt by the Fund or Transfer Agent. Because the price at which you purchase and redeem shares of a Fund is the next-determined NAV after your request is received in good order by the Fund (or its designated agent), any delivery or other delays that affect the time that the Fund receives your request in good order could cause your transaction to be processed using the Fund’s NAV on a day other than the day you expect.

6.	Please confirm that the Funds will update their Exhibit List under Item 28 of the Part C after they file amended and restated versions of their investment management agreements on EDGAR.

Response: The Funds confirm that they intend to file amended and restated versions of their investment management agreements on EDGAR with their filing according to Rule 485(b), and will update their Exhibit List accordingly.

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The Trust acknowledges the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Securities and Exchange Commission (“SEC”) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert SEC Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/Adam M. Schlichtmann

Adam M. Schlichtmann